UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  October 29, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes   ☐                            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes   ☐                            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Holdings Inc – Suspension of Trading on the New York Stock Exchange

LONDON, England, October 29, 2008 – Britannia Bulk Holdings Inc (the “Company”) (NYSE:DWT), an international provider of dry bulk shipping and maritime logistics services with a focus on transporting dry bulk commodities in and out of the Baltic region, hereby announces that NYSE Regulation, Inc. (“NYSE Regulation”) informed the Company today that it has determined that the common stock of the Company should be suspended from trading immediately.

NYSE Regulation informed the Company that it had determined that the Company’s common stock is no longer suitable for trading in light of the Company’s news announcements on October 28 and 29, 2008.  In addition, NYSE Regulation informed the Company that, in reaching its determination, it also considered the “abnormally low” trading level of the Company’s common stock, which closed at $0.27 on October 28, 2008, with a resultant market capitalization of approximately of $5 million.

Application to the U.S. Securities and Exchange Commission to delist the Company’s common stock is pending the completion of applicable procedures and the Company will not contest the determination of NYSE Regulation.  In its communication with the Company, NYSE Regulation noted that it may, at any time, suspend a security if it believes that continued dealings in the security on the NYSE are not advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Chief Financial Officer
Date: October 29, 2008